Exhibit 99.1

Qunar Reports Second Quarter 2016 Financial Results

BEIJING, August 31, 2016 (GLOBE NEWSWIRE) — Qunar Cayman Islands Limited (NASDAQ: QUNR) (“Qunar” or the “Company”), China’s leading mobile and online travel platform, today announced its unaudited financial results for the second quarter ended June 30, 2016.

Highlights for the Second Quarter of 2016

•                  Total revenues for the second quarter of 2016 were RMB1,030.8 million (US$155.1 million), an increase of 17.0% year-on-year.

•                  Gross profit for the second quarter of 2016 were RMB765.4 million (US$115.2 million), an increase of 20.7% year-on-year.

•                  Mobile revenues for the second quarter of 2016 were RMB774.0 million (US$116.5 million), an increase of 29.0% year-on-year, representing 75.1% of total revenues, compared to 68.1% in the corresponding period of 2015.

Second Quarter 2016 Financial Results

Total revenues for the second quarter of 2016 were RMB1,030.8 million (US$155.1 million), an increase of 17.0% year-on-year.

Mobile revenues for the second quarter of 2016 were RMB774.0 million (US$116.5 million), an increase of 29.0% year-on-year, representing 75.1% of total revenues.

Flight and flight related revenues for the second quarter of 2016 were RMB478.3 million (US$72.0 million), a decrease of 7.5% year-on-year and a decrease of 14.3% quarter-on-quarter. The year-on-year flight and flight related revenue decrease was primarily due to a decrease in Total Estimated Flight Ticket volume (TEFT) and slightly offset by an increase in revenue per ticket. The quarter-on-quarter flight and flight related revenue decrease was primarily due to decreases in TEFT.

Accommodation reservation revenues were RMB392.3 million (US$59.0 million), an increase of 51.6% year-on-year and an increase of 30.9% quarter-on-quarter. The year-on-year and quarter-on-quarter accommodation reservation revenue growth were primarily due to increases in revenue per room night and in Total Estimated Hotel Room-night volume (TEHR).

Gross profit for the second quarter of 2016 was RMB765.4 million (US$115.2 million), an increase of 20.7% year-on-year. Gross margin for the second quarter of 2016 was 74.2%, compared to 72.0% for the corresponding period of 2015 and 75.2% for the first quarter of 2016. The year-on-year increase in profit margin was driven by operational efficiencies. The year-on-year increase in gross profit was primarily due to increase in total revenues and the change in gross profit margin.

Product development expenses for the second quarter of 2016 were RMB516.6 million (US$77.7 million), an increase of 47.3% year-on-year, primarily due to a significant increase in non-cash share-based compensation expenses resulting from new options granted under our new 2015 share incentive plan (the “2015 Incentive Program”) in the fourth quarter of 2015, which have higher fair values compared with the outstanding options under our past incentive programs. The increase was partially offset by decreases in salary and welfare expenses associated with headcount decreases. Excluding share-based compensation expenses, product development expenses were RMB309.6 million (US$46.6 million), a decrease of 6.3% year-on-year, and accounted for 30.0% of total revenues, compared to 37.5% for the corresponding period in 2015 and 28.5% for the first quarter of 2016.

Product sourcing expenses for the second quarter of 2016 were RMB118.2 million (US$17.8 million), a decrease of 12.2% year-on-year, primarily due to decreases in salary, welfare and other expenses associated with headcount decreases, which were partially offset by a significant increase in share-based compensation expenses resulting from new options granted under our 2015 Incentive Program. Excluding share-based compensation expenses, product sourcing expenses were RMB105.7 million (US$15.9 million), a decrease of 20.1% year-on-year, and accounted for 10.3% of total revenues, compared to 15.0% for the corresponding period in 2015 and 12.3% for the first quarter of 2016.

Sales and marketing expenses for the second quarter of 2016 were RMB580.6 million (US$87.4 million), a decrease of 17.4% year-on-year, primarily due to a decrease in online marketing expenses as a result of controlled expenditure and improvement in operational efficiencies, which was partially offset by an increase in salary and welfare expenses as a result of increased headcount and, to a lesser degree, by an increase in share-based compensation expenses resulting from new options granted under our 2015 Incentive Program. Excluding share-based compensation expenses, sales and marketing expenses were RMB534.0 million (US$80.4 million), a decrease of 23.1% year-on-year, and accounted for 51.8% of total revenues, compared to 78.9% for the corresponding period in 2015 and 51.0% for the first quarter of 2016.

General and administrative expenses for the second quarter of 2016 were RMB149.1 million (US$22.4 million), an increase of 10.9% year-on-year. Excluding share-based compensation expenses, general and administrative expenses were RMB89.1 million (US$13.4 million), an increase of 1.2% year-on-year, and accounted for 8.6% of total revenues, compared to 10.0% for the corresponding period in 2015 and 7.3% for the first quarter of 2016.

Operating loss for the second quarter of 2016 was RMB599.0 million (US$90.1 million), compared to RMB695.2 million for the corresponding period in 2015 and RMB1,039.4 million for the first quarter of 2016.

Operating loss on a non-GAAP basis, which excludes share-based compensation expenses of RMB326.0 million (US$49.1 million), was RMB273.0 million (US$41.1 million) for the second quarter of 2016, compared to RMB611.5 million for the corresponding period in 2015 and RMB237.0 million for the first quarter of 2016.

Operating margin (non-GAAP) for the second quarter of 2016 was negative 26.5%, compared to negative 69.4% for the corresponding period in 2015 and negative 23.9% for the first quarter of 2016. The year-on-year decrease in operating loss was primarily due to strong revenue and controlled operating expenditures.

Net loss attributable to Qunar’s shareholders for the second quarter of 2016 was RMB698.8 million (US$105.1 million), compared to RMB815.7 million for the corresponding period in 2015 and RMB1,076.5 million for the first quarter of 2016. The quarter-on-quarter decrease in net loss was primarily due to a decrease in one-time charges of share-based compensation expenses resulting from our previously announced employee share exchange program that became effective starting on December 14, 2015 (“Employee Share Exchange Program”).  Basic and diluted net loss per ADS for the second quarter of 2016 was RMB4.80 (US$0.72).

Adjusted net loss (non-GAAP), defined as net loss excluding share-based compensation expenses of RMB326.0 million (US$49.1 million), was RMB373.3 million (US$56.2 million) for the second quarter of 2016, compared to adjusted net loss of RMB623.8 million for the corresponding period in 2015 and adjusted net loss of RMB274.5 million for the first quarter of 2016.

Adjusted EBITDA (non-GAAP), defined as net loss before income tax expense, depreciation and amortization, interest expense, further adjusted to exclude share-based compensation expenses of RMB326.0 million (US$49.1 million), was negative RMB279.3 million (US$42.0 million) for the second quarter of 2016, compared to negative RMB575.3 million for the corresponding period in 2015 and negative RMB174.8 million for the first quarter of 2016.

As of June 30, 2016, Qunar had total cash and cash equivalents, restricted cash and funds receivable of RMB4,554.1 million (US$685.3 million). The restricted cash decreased by RMB1,037.4 million from December 31, 2015 since a portion of the restricted cash was no longer considered as restricted.

As of June 30, 2016, Qunar had 6 Class A ordinary shares and 437,150,861 Class B ordinary shares outstanding.

Recent Developments

On June 23, 2016, the Company announced that its board of directors (the “Board”) had received a preliminary non-binding “going-private” proposal (the “Proposal”) from Ocean Management Limited (“Ocean”).

On June 23, 2016, the Company’s board of directors formed a special committee (the “Special Committee”) comprised of three independent, disinterested directors, Mr. Jimmy Lai, Mr. Jianmin Zhu and Ms. Ying Shi, to consider the Proposal, with Mr. Jimmy Lai as the special committee chair.  The special committee has retained Duff & Phelps (Duff & Phelps Securities, LLC and Duff & Phelps, LLC) as its financial advisor and Kirkland & Ellis as its U.S. legal counsel in connection with its review and evaluation of the Proposal.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that the Special Committee is continuing its evaluation of the Proposal and that, at this time, no decisions have been made by the Special Committee with respect to the Company’s response to the Proposal. There can be no assurance that any definitive offer will be made by Ocean, that any agreement will be executed with Ocean or that the Proposal or any comparable transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to the Proposal or any other transaction, except as required under applicable law.

Forward-looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management in this press release, as well as Qunar’s strategic and operational plans, contain forward-looking statements. Qunar may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qunar’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the online travel markets in China; the Company’s expectations regarding demand for and market acceptance of its products and services; its expectations regarding relationships with users and travel service providers; its plans to invest in the technology platform; competition in the industry; fluctuations in general economic and business conditions in China; and relevant government policies and regulations relating to the industry. Further information regarding these and other risks is included in the documents filed with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Qunar undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Qunar’s consolidated financial results presented in accordance with United Statements Generally Accepted Accounting Principles (“GAAP”), Qunar also uses adjusted net income (loss), adjusted EBITDA and adjusted operating income (loss) as additional non-GAAP financial measures. These non-GAAP financial measures enable management to assess the Company’s operating results without considering the impact of noncash charges, including share-based compensation expenses, depreciation and amortization, online marketing expenses from Zhixin Cooperation Agreement, fair value change in warrant liability and impairment loss of the long-term investments. Furthermore, these non-GAAP financial measures eliminate the impact of items that Qunar does not consider indicative of the performance of its business.

Qunar presents these non-GAAP financial measures because they are used by management to evaluate its operating performance, formulate business plans, and make strategic decisions on capital allocation. Qunar also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating performance and consolidated results of operations in the same manner as management and in comparing financial results across accounting periods and to those of its peer companies. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. A limitation of using these non-GAAP financial measures is that these non-GAAP measures do not include all items that impact the Company’s results of operations for the period. The table captioned “Reconciliations of GAAP and non-GAAP Measures” has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.

Currency Convenience Translation

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Bank of New York on June 30, 2016, which was RMB6.6459 to US$1.00. The Company makes no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The percentages stated are calculated based on the RMB amounts.

About Qunar

Qunar is China’s leading mobile and online travel platform. With a commitment to building a travel ecosystem serving the entire travel industry value chain, Qunar is evolving the way people travel in a world increasingly enabled by technology. Qunar addresses the needs of Chinese travelers and travel service providers by efficiently matching industry supply and demand through its proprietary technologies. By providing technology infrastructure for travel service providers on mobile and online platforms, Qunar integrates and offers the most comprehensive selection of travel products and the most convenient means to complete desired transactions for Chinese travelers.

Qunar means “where to go” in Mandarin Chinese.

For more information, please visit http://ir.qunar.com.

For investor inquiries, please contact:

Investor Relations

Qunar Cayman Islands Limited

Tel: +86-10-8967-6966

Email: ir@qunar.com

Qunar Cayman Islands Limited

Condensed Consolidated Balance Sheets

	December 31,	June 30,	June 30,
	2015	2016	2016
(In thousands except for number of shares and per share data)	RMB	RMB	USD
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	4,115,650	3,323,497	500,082
Restricted cash	1,747,603	710,156	106,856
Funds receivable	715,365	520,482	78,316
Short-term investments	351,189	—	—
Accounts receivable, net	278,382	256,700	38,625
Due from related parties	813,123	548,525	82,536
Prepayments and other current assets	1,320,492	647,809	97,476
Total current assets	9,341,804	6,007,169	903,891

Non-current assets:
Due from related parties, non-current	—	2,357,142	354,676
Property and equipment, net	232,085	242,566	36,499
Intangible assets,net	12,689	12,132	1,825
Goodwill	10,755	10,755	1,618
Long-term investments,net	712,967	758,614	114,148
Deferred tax assets, non-current(*)	80,624	87,430	13,155
Other non-current assets	114,621	125,731	18,919
Total non-current assets	1,163,741	3,594,370	540,840

Total assets	10,505,545	9,601,539	1,444,731

LIABILITIES AND EQUITY

Current liabilities:
Short-term loans	643,500	643,500	96,827
Customer advances and deposits	280,962	288,494	43,409
Due to related parties	1,961,500	607,861	91,464
Accounts payable	31,720	38,777	5,835
Salaries and welfare payable	418,431	169,715	25,537
Income tax payable	79,736	75,760	11,400
Accrued expenses and other current liabilities	3,134,951	2,044,152	307,580
Total current liabilities	6,550,800	3,868,259	582,052

Non-current liabilities:
Due to related parties, non-current	—	4,793,615	721,289
Deferred tax liability, non-current(*)	1,318	1,228	185
Long-term Debt	2,658,357	—	—
Non-current liabilities	91,702	97,787	14,714
Total non-current liabilities	2,751,377	4,892,630	736,188

Total liabilities	9,302,177	8,760,889	1,318,240

Equity:
Class A ordinary shares	87	—	—
Class B ordinary shares	2,638	2,754	414
Additional paid-in capital	10,647,579	12,001,501	1,805,850
Accumulated other comprehensive income	136,810	199,595	30,033
Statutory reserves	3,011	3,011	453
Accumulated deficit	(9,592,039)	(11,367,256)	(1,710,416)
Total Qunar Cayman Islands Limited’s shareholders’ equity	1,198,086	839,605	126,334

Noncontrolling Interests	5,282	1,045	157

Total equity	1,203,368	840,650	126,491

Total liabilities and equity	10,505,545	9,601,539	1,444,731

*On November 20, 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. This accounting standard requires deferred tax assets and liabilities, along with related valuation allowances, to be classified as noncurrent on the balance sheet. As a result, each tax jurisdiction will now only have one net noncurrent deferred tax asset or liability. This guidance has been adopted from 2016 and applied retrospectively by the Company to the prior period presented herein.

Qunar Cayman Islands Limited

Condensed Consolidated Statements of Operations

	Three Months Ended
	June 30,	March 31,	June 30,	June 30,
	2015	2016	2016	2016
(In thousands except for number of shares and per share(ADS) data)	RMB	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues
Flight and flight related	516,974	558,217	478,292	71,968
Accommodation reservation	258,865	299,715	392,330	59,033
Display advertising services	25,931	24,045	21,377	3,217
Other services	79,192	111,143	138,841	20,891
Total revenues	880,962	993,120	1,030,840	155,109
Cost of Revenues	(246,909)	(245,831)	(265,462)	(39,944)
Gross profit	634,053	747,289	765,378	115,165
Operating expenses:
Product developments (Note 1)	(350,790)	(812,185)	(516,557)	(77,726)
Product sourcing (Note 1)	(134,527)	(172,198)	(118,167)	(17,780)
Sales and marketing (Note 1)	(702,675)	(620,900)	(580,639)	(87,368)
General and administrative (Note 1)	(134,391)	(181,388)	(149,051)	(22,428)
Online marketing expense for Baidu Zhixin Cooperation	(6,883)	—	—	—
Operating loss	(695,213)	(1,039,382)	(599,036)	(90,137)
Interest expenses, net	(11,948)	(49,465)	(52,481)	(7,897)
Foreign exchange (loss) gain, net	(1,289)	20,724	(57,554)	(8,660)
Other income, net	4,895	2,052	3,684	554
Fair value change in warrant liability	(109,761)	—	—	—
Loss before income taxes	(813,316)	(1,066,071)	(705,387)	(106,140)
Income tax (expense) benefit	(3,194)	(7,774)	5,754	866
Equity in loss (income) of affiliated companies,net of tax	(693)	(3,018)	331	50
Net loss	(817,203)	(1,076,863)	(699,302)	(105,224)

Net loss attributable to noncontrolling interests	1,516	400	548	82
Net loss attributable to Qunar Cayman Islands Limited	(815,687)	(1,076,463)	(698,754)	(105,142)

Loss per share for ordinary shares:
Net loss per ordinary share—basic	(2.22)	(2.48)	(1.60)	(0.24)
Net loss per ordinary share—diluted	(2.22)	(2.48)	(1.60)	(0.24)

Loss per ADS(each ADS represents three class B ordinary shares):
Net loss per ADS—basic	(6.66)	(7.44)	(4.80)	(0.72)
Net loss per ADS—diluted	(6.66)	(7.44)	(4.80)	(0.72)

Weighted average number of ordinary shares:
Class A ordinary shares
Basic	224,299,179	8,159,782	7,280,854	7,280,854
Diluted	224,299,179	8,159,782	7,280,854	7,280,854

Class B ordinary shares
Basic	143,459,651	425,742,428	428,256,657	428,256,657
Diluted	367,758,830	433,902,210	435,537,511	435,537,511

Note 1: Includes share-based compensation expenses as follows:
Product developments	20,339	528,974	206,967	31,143
Product sourcing	2,128	49,861	12,437	1,871
Sales and marketing	7,974	114,647	46,637	7,017
General and administrative	46,363	108,853	59,968	9,023
Total share-based compensation expenses	76,804	802,335	326,009	49,054

Reconciliations of GAAP and non-GAAP measures (in thousands)

	Three Months Ended
	June 30,	March 31,	June 30,	June 30,
	2015	2016	2016	2016
	RMB	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited
Net loss	(817,203)	(1,076,863)	(699,302)	(105,224)
Add:
Share-based compensation expenses	76,804	802,335	326,009	49,054
Online marketing expense for Baidu Zhixin Cooperation	6,883	—	—	—
Fair Value change in warrant liability	109,761	—	—	—
Adjusted net loss (non-GAAP)(*)	(623,755)	(274,528)	(373,293)	(56,170)
Add:
Income tax expense (benefit)	3,194	7,774	(5,754)	(866)
Depreciation and amortization	28,336	32,329	34,455	5,184
Interest expenses	16,888	59,660	65,312	9,827
Adjusted EBITDA (non-GAAP) (**)	(575,337)	(174,765)	(279,280)	(42,025)

Operating loss	(695,213)	(1,039,382)	(599,036)	(90,137)
Add:
Share-based compensation expenses	76,804	802,335	326,009	49,054
Online marketing expense for Baidu Zhixin Cooperation	6,883	—	—	—
Adjusted operating loss(non-GAAP)(***)	(611,526)	(237,047)	(273,027)	(41,083)

*Adjusted net loss (non-GAAP), defined as net loss excluding share-based compensation expenses, online marketing expenses for Baidu Zhixin Cooperation and fair value change in warrant liability.

** Adjusted EBITDA (non-GAAP), defined as net loss before income taxes, interest expenses, depreciation and amortization, further adjusted to exclude share-based compensation expenses, online marketing expenses for Baidu Zhixin Cooperation and fair value change in warrant liability.

*** Adjusted operating loss(non-GAAP), defined as operating loss excluding share-based compensation expenses and online marketing expenses for Baidu Zhixin Cooperation .